Issuer Free Writing Prospectus dated July 31, 2014

Supplementing the Preliminary Prospectus dated July 31, 2014

Filed pursuant to Rule 433

Registration No. 333-194848

SIRVA, Inc.

This free writing prospectus of SIRVA, Inc. relates only to the securities described in, and should be read together with, the preliminary prospectus, dated July 31, 2014 (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-194848) of SIRVA, Inc., as filed with the Securities and Exchange Commission (“SEC”) on July 31, 2014 (as so amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below.

On July 31, 2014, SIRVA, Inc. filed Amendment No. 5 to the Registration Statement, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1181232/000119312514288314/d693356ds1a.htm.

References to “we,” “our,” “us,” “SIRVA” and the “Company” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

Indication of Interest by Aurora Capital Group and Equity Group Investments	Entities affiliated with Aurora Capital Group and Equity Group Investments, each of whom is affiliated with holders of more than 5% of our common stock and each of whom is affiliated with certain members of our board of directors, have indicated an interest in purchasing up to a combined aggregate of 5.0 million shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to the entities affiliated with Aurora Capital Group or the entities affiliated with Equity Group Investments and such entities could determine to purchase more, less or no shares in this offering. The underwriters will not receive any discount or commission on any shares of our common stock purchased by such entities.

Risk Factors

Participation in this offering by certain of our existing stockholders would reduce the available public float for our shares.

Entities affiliated with Aurora and EGI, each of whom is affiliated with holders of more than 5% of our common stock and each of whom is affiliated with certain members of our board of directors, have indicated an interest in purchasing up to a combined aggregate of 5.0 million shares of our common stock in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to the entities affiliated with Aurora or the entities affiliated with EGI and such entities could determine to purchase more, less or no shares in this offering. If the entities affiliated with Aurora or EGI are allocated all or a portion of the shares for which they have indicated an interest in purchasing in this offering and purchase any such shares, such purchases would reduce the available public float for our shares because such stockholders would be restricted from selling the shares by a lock-up agreement they have entered into with the underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by such stockholders in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from: Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com ; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, by email at prospectus-ny@ny.email.gs.com or by calling (866) 471-2526; and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717 or by calling (866) 803-9204.

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